Public

13013537

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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19
3/7

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
REGISTRATIONS BRANCH
11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tigress Financial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

114 West 47th Street, Suite 1725
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kris Steckman (212) 804-6169
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co., LLP
(Name – *if individual, state last, first, middle name*)

133-10 39th Avenue (Address), Flushing (City), NY (State) 11354 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/9/13

Tigress Financial Partners
Member FINRA & SIPC

OATH OR AFFIRMATION

I, Cynthia DiBartolo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tigress Financial Partners, LLC, as of December 31st, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

MARIO BERMUDEZ
Notary Public - State of New York
NO. 01BE6195793
Qualified in New York County
My Commission Expires Nov 3 2014

2/28/13

Notary Public

- ✓ (a) Facing Page
- ✓ (b) Statement of Financial Condition
- ( ) (c) Statement of Operations
- ( ) (d) Statement of Cash Flows
- ( ) (e) Statement of Changes in Stockholders' Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims Creditors (Not Applicable)
  Notes to Financial Statements
- ( ) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable)
- ( ) (i) Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable)
- ( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Not Applicable)
- ( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable)
- ✓ (l) An Oath or Affirmation
- ( ) (m) A Copy of the SIPC Supplemental Report (See separate report)
- ( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

TIGRESS FINANCIAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	46,574
Receivable from clearing organization		51,456
Property and equipment, net of accumulated depreciation and amortization of $6,513 *(Notes 2 and 3)*		38,224
Other assets		6,000
TOTAL ASSETS	$	142,254

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	10,979
Total current liabilities		10,979
COMMITMENTS AND CONTINGENCIES *(Notes 4 and 6)*		-
MEMBER'S EQUITY		131,275
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	142,254

See accompanying notes to financial statements.